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13025457

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SEC FILE NUMBER
8-51906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (Date) AND ENDING December 31, 2012 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTG, LLC (DBA Betterment Securities)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

247 Centre St. 5th fl
(No. and Street)

New York (City) New York (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - if individual, state last, first, middle name)

100 Eagle Rock Avenue (Address) East Hanover (City) New Jersey (State) 07936 (Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTG, LLC (DBA Betterment Securities) as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of affiliated company which are classified as customer accounts (debits - $-0-; credits - $29,499)

Subscribed and sworn to before me, the 25th day of Feb 2013 by

Notary Public

Signature

Jonathan Stein
Title

JACKSON LEE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01LE6121031
QUALIFIED IN QUEENS COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES JANUARY 3, 2017

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 2013
REGISTRATIONS BRANCH
16

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MTG, LLC D/B/A BETTERMENT SECURITIES

STATEMENT OF FINACIAL CONDITION

DECEMBER 31, 2012

AND

INDEPENDENT AUDITORS' REPORT

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

MTG, LLC D/B/A BETTERMENT SECURITIES

STATEMENT OF FINACIAL CONDITION

DECEMBER 31, 2012

AND

INDEPENDENT AUDITORS' REPORT

MTG, LLC D/B/A BETTERMENT SECURITIES

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	3
Notes to Financial Statement	4

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
of MTG, LLC d/b/a Betterment Securities

Report on the Financial Statement

We have audited the accompanying statement of financial condition of MTG, LLC d/b/a Betterment Securities as of December 31, 2012, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MTG, LLC d/b/a Betterment Securities as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Friedman LLP

February 25, 2013

MTG, LLC D/B/A BETTERMENT SECURITIES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS	
Cash and cash equivalents	$ 2,984,089
Cash segregated under federal and other regulations	2,492,346
Receivable from affiliate	60,249
Deposit with clearing organization	250,000
Other assets	24,589
	$ 5,811,273
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable, accrued expenses and other liabilities	$ 20,377
Due to customers	2,521,845
Payable to affiliate	2,702,691
	5,244,913
Commitments	
Member's equity	566,360
	$ 5,811,273

See notes to financial statement.

MTG, LLC D/B/A BETTERMENT SECURITIES

NOTES TO FINANCIAL STATEMENT

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
MTG, LLC d/b/a Betterment Securities (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's parent company, Betterment Holdings, Inc. (the "Parent") is a privately held Delaware Corporation. The Company is a New York Limited Liability Company and is engaged in a single line of business as a securities broker-dealer. Revenue is comprised of brokerage service fees received from a related party for the execution of customers' securities transactions.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

Security transactions and related revenues and expenses are recorded on a trade date basis.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Income Taxes
The Company is not a taxpaying entity for Federal and State income tax purposes.

Federal, state and local income tax returns for years prior to 2009 are no longer subject to examination by tax authorities.

Subsequent Events
These financial statements were approved by management and available for issuance on February 25, 2013. Management has evaluated subsequent events through this date.

2 - CASH SEGERGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $2,492,346 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3.

3 - CLEARING DEPOSIT

The Company maintains a $250,000 clearing deposit with it's clearing broker, APEX Financial, LLC ("APEX"). Clearing deposits require the Company to deposit money with a clearing firm to cover any obligations that may arise from the clearance of the introducing firm's accounts (e.g., unsecured customer debit balances). Such clearing deposits are typically retained by the clearing firm for the duration of the clearing arrangement and are generally returned to the introducing firm, as long as the introducing firm does not have obligations to the clearing firm that it cannot otherwise satisfy, within a short period after termination of a clearing arrangement.

4 - RELATED PARTY TRANSACTIONS

The Company and Betterment, LLC ("BL"), an SEC registered investment advisor, are affiliated through common ownership. During 2012, the Company maintained a service agreement with BL under which the Company will maintain brokerage accounts, execute security transactions, and provide back-office operations and technical support in return for a fixed fee of $0.035 per order ticket executed by the Company. Under this administrative services relationship for the year ended December 31, 2012, BL was charged by the Company for those services totaling $121,589, and as of December 31, 2012, BL owed the company $60,249.

Commencing April 2, 2012 the Company and the Parent maintained a service agreement requiring monthly payments totaling $5,000, under which the Parent agreed to provide personnel services and software systems to the Company for account management and trading software to be utilized in its operations.

From time to time the Company borrows monies from its Parent for operational cash flow needs. These loans are all short term in nature, bear no interest, are not permanent and not considered capital in accordance with regulatory requirements and are repaid to the Parent based on short term cash flow availability. As of December 31, 2012, the Company owed $2,702,691 to the Parent under such loans.

5 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2012, the Company had net capital of $481,622 which exceeded requirements by $231,622. The ratio of aggregate indebtedness to net capital was 5.72 to 1.

In addition, the Company is required to maintain a Special Reserve Bank Account for the exclusive benefit of customers of the Company pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

6 - SPECIAL OMNIBUS ACCOUNT

The Company maintains control of all fully paid securities by holding them in a special omnibus account in the name of MTG, LLC at APEX, a FINRA member broker-dealer. The Company has instructed APEX to maintain physical possession or control of all customer securities carried in the account free of any charge, lien or claim of any kind in favor of APEX or any person claiming through APEX.

7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.